Exhibit 99.1

TABLE OF CONTENTS

Introduction	1

Caution Regarding Forward-Looking Information	2-3

Risks and Uncertainties	4

Significant Accounting Policies and Other Explanatory Information	4

Business Overview and Key Drivers	5

First Quarter 2026 Financial Highlights and Market Conditions and Industry Trends	5

Summary of Quarterly Information	6-8

Presentation of Financial Information and Non-GAAP Measures	9

Summary Results from Operations	10-11

Discussion of Results from Operations	12-15

Outstanding Share Data	15

Business Segment Information	16-20

Financial Instruments	20

Liquidity and Capital Resources	21-23

Critical Accounting Policies and Estimates	23

Accounting Policy Development	23

Disclosure Controls and Procedures and Internal Control Over Financial Reporting	24

Recent Developments	24

Legal Proceedings	25

Corporate Information	25

Additional Information	25

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

May 7, 2026

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended March 31, 2026, and 2025. This report should be read in conjunction with the interim condensed consolidated financial statements and related notes for the period ended March 31, 2026 and 2025 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	1

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business, including expectations regarding the growth of its ancillary services, One Real Title, One Real Mortgage and Real Wallet;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo CoPilot, HeyLeo and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	demand for the Company’s services;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and
●	litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, HeyLeo, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;
●	our inability to offer HeyLeo with all expected features or at all;
●	our inability to consummate the proposed transaction with REMAX on the expected timeline or at all;
●	risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters, and the risk that the proposed transaction could have an adverse effect on our ability to retain agents;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes, or unfavorable interpretations of existing laws by regulators, that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;
●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	2

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to maintain cash balances and generate cash sufficient to satisfy our operating requirements;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;
●	changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	3

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. Please refer to the risks in Section 5.2 under the caption “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measures of goodwill, income taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	4

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

BUSINESS OVERVIEW AND KEY DRIVERS

Real is a real estate technology company that operates a licensed residential real estate brokerage across all 50 U.S. states, the District of Columbia, and five Canadian provinces. The Company generates the majority of its revenue from commissions earned on residential real estate transactions completed by agents affiliated with its platform. In addition, the Company operates ancillary businesses, including mortgage brokerage, title and escrow services, and financial technology and lending products. For additional information about our business, products and services, and operating model, see “Description of the Business” in our Annual Information Form.

For further details on the Company’s business and strategy, see “Business Overview and Strategy” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. There have been no material changes to our business and strategy for the three months ended March 31, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F.

FIRST QUARTER 2026 FINANCIAL HIGHLIGHTS

●	The total value of completed real estate transactions was $16.8 billion in the first quarter of 2026, representing a 24% increase compared to $13.5 billion in the first quarter of 2025.

●	The total number of closed transaction sides grew 25% year-over-year to 41,882 in the first quarter of 2026, an increase from 33,617 in the first quarter of 2025.

●	The total number of agents on the platform increased to 33,510 at the end of the first quarter of 2026, an increase of 25% from the first quarter of 2025.

●	Revenue increased to $465.6 million for the three months ended March 31, 2026, an increase of 32% from $354.0 million for the three months ended March 31, 2025.

●	Gross profit was $42.2 million for the three months ended March 31, 2026, an increase of 24% from $33.9 million for the three months ended March 31, 2025.

●	Operating expenses, consisting of general and administrative, marketing, research and development expenses, and acquisition costs totaled $45.6 million for the three months ended March 31, 2026, an increase of 17% from $39.1 million for the three months ended March 31, 2025.

●	Net loss was $(3.5) million for the three months ended March 31, 2026, compared to a net loss of $(5.1) million for the three months ended March 31, 2025.

●	Adjusted EBITDA, a non-GAAP measure, was $14.9 million for the three months ended March 31, 2026, compared to Adjusted EBITDA of $8.3 million for the three months ended March 31, 2025.

●	As of March 31, 2026, cash and cash equivalents and investments in financial assets totaled $62.9 million, compared to $49.9 million as of December 31, 2025.

MARKET CONDITIONS AND INDUSTRY TRENDS

For a description of market conditions and industry trends please refer to section 5.1 in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	5

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended March 31, 2026. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$465,551	$505,139	$568,549	$540,747	$353,981	$350,630	$372,488	$340,778
Cost of Sales	423,396	466,105	523,692	492,886	320,045	320,645	340,359	308,910
Gross Profit	$42,155	$39,034	$44,857	$47,861	$33,936	$29,985	$32,129	$31,868
General and Administrative Expenses	19,004	18,359	19,584	18,900	17,516	18,632	16,301	14,015
Marketing Expenses	21,132	20,368	21,034	23,284	17,697	13,698	15,261	15,889
Research and Development Expenses	5,147	4,806	4,712	3,993	3,932	4,042	3,045	2,608
Acquisition Costs	312	-	-	-	-	-	-	-
Settlement of Litigation	-	750	-	-	-	-	-	-
Operating Expenses	$45,595	$44,283	$45,330	$46,177	$39,145	$36,372	$34,607	$32,512
Operating Income (Loss)	$(3,440)	$(5,249)	$(473)	$1,684	$(5,209)	$(6,386)	$(2,478)	$(644)
Other Income (Expenses), net	112	342	365	166	122	(115)	(151)	(57)
Finance Income (Expenses), net	(86)	(137)	(83)	(300)	34	434	214	523
Income (Loss) Before Tax	(3,414)	(5,044)	(191)	1,550	(5,121)	(6,705)	(2,541)	(1,110)
Tax Expense (Benefit)	44	(829)	89	-	-	-	-	-
Net Income (Loss)	(3,458)	(4,215)	(280)	1,550	(5,121)	(6,705)	(2,541)	(1,110)
Non-controlling Interest	(37)	(12)	167	38	154	62	(45)	(105)
Income (Loss) Attributable to the Owners of the Company	$(3,421)	$(4,203)	$(447)	$1,512	$(4,967)	$(6,643)	$(2,586)	$(1,215)
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	74	(84)	(131)	(9)	12	(16)	3	51
Foreign Currency Translation Adjustment	309	10	(59)	(8)	(121)	529	(230)	376
Comprehensive Income (Loss)	$(3,038)	$(4,277)	$(637)	$1,495	$(5,076)	$(6,130)	$(2,813)	$(788)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$(3,458)	$(4,215)	$(280)	$1,550	$(5,121)	$(6,705)	$(2,541)	$(1,110)
Finance Costs	86	137	83	300	34	169	(16)	899
Depreciation, Amortization, and Tax Expense (Benefit)	619	(244)	656	398	379	372	358	340
Stock-Based Compensation	17,001	17,732	19,912	17,795	12,707	15,119	15,417	13,536
Intangible Asset Impairment	12	-	-	-	-	-	-	-
Restructuring Expense	240	-	-	-	250	-	-	-
Expenses related to Litigation Settlement	96	750	-	-	27	118	33	369
Acquisition Costs	312	-	-	-	-	-	-	-
Adjusted EBITDA	$14,908	$14,160	$20,371	$20,043	$8,276	$9,073	$13,251	$14,034
Basic and Diluted Earnings (Loss) per Share	$(0.015)	$(0.019)	$(0.002)	$0.007	$(0.024)	$(0.033)	$(0.013)	$(0.006)

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	6

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

QUARTERLY REVENUE PERFORMANCE BY CATEGORY

Year-over-year quarterly revenue growth (in thousands):

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Brokerage Commissions	462,562	501,982	565,307	537,445	351,749	348,083	369,890	338,574
Brokerage Commissions – YoY QTR	32%	44%	53%	59%	77%	93%	73%	84%
Title Revenue	1,259	1,352	1,307	1,346	1,030	1,338	1,400	1,255
Title Revenue – YoY QTR	22%	1%	(7%)	7%	30%	179%	45%	32%
Mortgage Revenue	1,294	1,466	1,758	1,709	1,076	1,167	1,198	949
Mortgage Revenue – YoY QTR	20%	26%	47%	80%	55%	163%	236%	162%
Wallet Revenue	436	339	177	247	126	42	—	—
Wallet Revenue - YoY QTR	246%	707%	—%	—%	—%	—%	—%	—%
Total Revenue	465,551	505,139	568,549	540,747	353,981	350,630	372,488	340,778
Total Revenue – YoY QTR	32%	44%	53%	59%	76%	93%	74%	84%

Quarterly Revenue and Gross Margin Trends

Our revenue has continued to grow over the last eight quarters, driven primarily by the expansion of our agent base, and the resulting increase in closed transaction volume. Contributions from Title, Mortgage and Wallet businesses have also increased, though remain a smaller portion of overall revenue.

Our gross margin percentage has fluctuated quarter to quarter, reflecting transaction mix, contributions from our ancillary services, and the proportion of agents who have reached their annual commission cap.

Quarterly Operating Expense Trends

Operating expenses have generally increased in line with agent and transaction growth, as we continue to invest in technology, support functions, and headcount. Expenses in Q4 2025 reflect the $750 thousand settlement related to the Cwynar class action lawsuit, as described in Note 15 of our 2025 Financial Statements.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	7

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

QUARTERLY KEY PERFORMANCE METRICS

The Company tracks the results of our operations and certain key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The following table presents these metrics for the last eight quarters:

	2026	2025				2024
Key Performance Metrics	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Closed Transaction Sides[1]	41,882	48,903	53,512	49,282	33,617	35,370	35,832	30,367
Total Value of Home Side Transactions ($, billions)[2]	16.8	20.3	21.4	20.1	13.5	14.6	14.4	12.6
Median Home Sale Price ($, thousands)[3]	385	385	390	387	380	380	383	384

Total Agents[4]	33,510	31,739	30,183	28,034	26,870	24,140	21,770	19,540
Agent Churn Rate (%)[5]	8.0	5.2	4.9	9.4	8.7	6.8	7.3	7.5
Revenue Churn Rate (%)[6]	2.4	1.6	1.4	1.9	2.5	1.8	2.0	1.6

Full-Time Employees[7]	489	435	439	429	410	264	240	231
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	394	338	340	324	307	178	155	142
Headcount Efficiency Ratio[9]	1:85	1:94	1:89	1:87	1:88	1:136	1:140	1:138
Revenue Per Full Time Employee ($, thousands)[10]	1,182	1,490	1,672	1,669	1,153	1,970	2,403	2,400
Operating Expense Excluding Revenue Share ($, thousands)[11]	29,907	29,649	29,592	28,534	26,641	26,835	22,956	20,037
Operating Expense Excluding Revenue Share Per Transaction ($)[12]	714	606	553	579	792	759	641	660

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	8

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

Non-GAAP measures and ratios

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, including non-GAAP ratios, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), operating expenses excluding certain non-cash items, non-recurring items and related ratios.

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes items such as interest, taxes, and amortization, which are non-cash or which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance expenses, litigation settlement costs inclusive of related legal expenses, stock-based compensation, restructuring expense and acquisition costs provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique, non-recurring or non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

Operating Expense Excluding Revenue Share

Operating expense excluding revenue share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expense. Management believes that Operating Expense Excluding Revenue Share provides investors with useful insight into Real’s underlying fixed and discretionary cost base by removing a variable expense that scales with revenue.

A reconciliation of operating expense excluding revenue share to operating expense is presented below (in thousands):

	For the Three Months Ended
	March 31, 2026	March 31, 2025
Operating Expense	$45,595	$39,145
Less:
Revenue Share	15,688	12,504
Operating Expense Excluding Revenue Share	$29,907	$26,641

Operating Expense Excluding Revenue Share Per Transaction

Operating expense excluding revenue share per transaction is a ratio calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Management uses this metric to evaluate operating efficiency and cost scalability on a per-transaction basis. Management and investors can use this metric to assess whether Real is achieving greater operating leverage as transaction volume grows.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

For details on the key components of the results of operations, see “Key Components of Results from Operations” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. There have been no material changes to our key components of results of operations for the three months ended March 31, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	9

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2026 and 2025 (in thousands):

	For the Three Months Ended
	March 31, 2026	March 31, 2025
Revenues	$465,551	$353,981
Cost of Sales	423,396	320,045
Gross Profit	$42,155	$33,936

General and administrative expenses	19,004	17,516
Marketing expenses	21,132	17,697
Research and development expenses	5,147	3,932
Acquisition costs	312	—
Operating Expenses	$45,595	$39,145
Operating Loss	$(3,440)	$(5,209)

Other income, net	112	122
Finance expenses	(86)	(34)
Loss Before Tax	$(3,414)	$(5,121)
Tax Expense	44	—
Net Loss	$(3,458)	$(5,121)
Net loss attributable to non-controlling interests	(37)	(154)
Net Loss Attributable to the Owners of the Company	$(3,421)	$(4,967)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	74	12
Foreign currency translation adjustment	309	(121)
Total Comprehensive Loss Attributable to Owners of the Company	$(3,038)	$(5,076)
Total Comprehensive Loss Attributable to Non-Controlling Interest	(37)	(154)
Total Comprehensive Loss	$(3,075)	$(5,230)
Loss per share
Basic loss per share	$(0.02)	$(0.02)
Diluted loss per share	$(0.02)	$(0.02)
Weighted-average shares, basic	223,688	204,382
Weighted-average shares, diluted	223,688	204,382

Basic and diluted loss per share are calculated based on weighted average of the common shares of the Company (“Common Shares”) outstanding during the period.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	10

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

The following table sets forth our cost of sales and operating expenses for the three months ended March 31, 2026 and 2025 (in thousands):

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Cost of Sales	$423,396	$320,045	32%

Operating Expenses
General and Administrative Expenses	19,004	17,516	8%
Salaries and Benefits	10,024	9,702	3%
Stock-Based Compensation for Employees	2,720	1,305	108%
Administrative Expenses	737	892	(17)%
Professional Fees	3,808	4,193	(9)%
Depreciation and Amortization Expense	575	379	52%
Other	1,140	1,045	9%
Marketing Expenses	21,132	17,697	19%
Salaries and Benefits	469	390	20%
Stock-Based Compensation for Employees	14	40	(65)%
Stock-Based Compensation for Agents	4,371	3,115	40%
Revenue Share	15,688	12,504	25%
Other	590	1,648	(64)%
Research and Development Expenses	5,147	3,932	31%
Salaries and Benefits	2,927	2,394	22%
Stock-Based Compensation for Employees	293	305	(4)%
Software, Cloud, & Tools	1,902	1,107	72%
Other	25	126	(80)%
Acquisition Costs	312	-
Total Operating Expenses	45,595	39,145	17%
Total Cost of Sales and Operating Expenses	468,991	$359,190	31%

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	11

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

DISCUSSION OF RESULTS FROM OPERATIONS

Key Performance Metrics

Management uses key performance indicators to evaluate business growth, agent and transaction trends, operational efficiency, and the scalability of the Company’s platform. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of revenue. Total agents, agent churn rate, and revenue churn rate are used to assess agent network growth, retention, and revenue stability.

Operational efficiency is evaluated using metrics such as full-time employees (“FTEs”), headcount efficiency ratio, and revenue per FTE, which reflects the relationship between headcount growth and revenue scale. In 2025, FTEs increased primarily due to the conversion of 136 contractors in India (122 excluding One Real Mortgage and One Real Title) to employee status. This transition contributed to a decrease in the headcount efficiency ratio in 2025. In Q1 2026, the headcount efficiency ratio decreased from the prior year due to the conversion of 34 contractor roles in the US to employee status, predominantly in the company’s brokerage operations.

Management also monitors operating expense excluding revenue share and operating expense per transaction excluding revenue share to provide additional visibility into fixed and discretionary costs, independent of agent-driven revenue share.

Revenue

Revenue for the three months ended March 31, 2026, increased 31.5% to $466 million, from $354 million in the three months ended March 31, 2025. This increase was driven primarily by growth in the number of productive agents and higher closed transaction volume.

Cost of Sales

Cost of Sales for the three months ended March 31, 2026 increased 32.3% to $423 million, from $320 million for the three months ended March 31, 2025, primarily reflecting higher commission payments associated with agent and increased transaction growth.

As a percentage of revenue, Cost of Sales increased to 90.9% for the three months ended March 31, 2026, from 90.4% for the three months ended March 31, 2025. This increase reflects a higher proportion of transactions completed by agents who had reached their annual commission caps, as well as lower relative contribution from higher-margin ancillary services.

Gross Profit

Gross profit for the three months ended March 31, 2026 grew 24% to $42 million, compared to $34 million for the three months ended March 31, 2025, driven by higher transaction volume and agent growth.

Gross margin declined to 9.1% for the three months ended March 31, 2026, from 9.6% for the three months ended March 31, 2025, primarily due to commission Cap dynamics and revenue mix.

Operating Expenses

Total operating expenses were $45.6 million for the three months ended March 31, 2026, an increase of 17% compared to $39.1 million for the three months ended March 31, 2025. The increase reflects a combination of higher agent-related marketing expenses and increased investment in corporate infrastructure and technology.

General & Administrative Expenses (“G&A”)

G&A expenses were $19.0 million for the three months ended March 31, 2026, compared to $17.5 million for the three months ended March 31, 2025, representing an increase of 8%.

The year-over-year increase primarily reflects changes in the following components:

●	Salaries and benefits expense increased to $10.0 million for the three months ended March 31, 2026, from $9.7 million for the three months ended March 31, 2025, primarily due to higher headcount across administrative, finance, legal, and operations functions to support a larger agent base and higher transaction volume.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	12

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

●	Professional fees decreased to $3.8 million for the three months ended March 31, 2026, compared to $4.2 million for the three months ended March 31, 2025. The decrease was primarily driven by lower broker consulting costs, due to the conversion of certain broker consultants to full time employees in the U.S.

●	Stock-based compensation within G&A increased to $2.7 million for the three months ended March 31, 2026, from $1.3 million for the three months ended March 31, 2025, reflecting higher equity compensation awarded to employees.

Marketing Expenses

Marketing expenses were $21.1 million for the three months ended March 31, 2026, compared to $17.7 million for the three months ended March 31, 2025, representing an increase of 19%.

The increase was driven primarily by agent-related, variable costs that scale with revenue, including:

●	Revenue share increased to $15.7 million for the three months ended March 31, 2026, compared to $12.5 million for the three months ended March 31, 2025, reflecting a larger base of productive agents eligible for revenue share payments and higher closed transaction growth. Revenue share payments are made to agents who recruit other agents to the Company’s platform and are classified as marketing expense because they represent costs of building and sustaining the Company’s agent network rather than direct costs of fulfilling the Company’s performance obligations on individual real estate transactions.

●	Stock-based compensation for agents increased to $4.4 million for the three months ended March 31, 2026, from $3.1 million for the three months ended March 31, 2025, driven by higher transaction-related RSU awards.

●	Other marketing expenses decreased to $590 thousand for the three months ended March 31, 2026 from $1.6 million for the three months ended March 31, 2025, primarily due to lower event costs associated with supporting agent and employee engagement and retention.

Research and Development Expenses

Research and Development expenses were $5.1 million for the three months ended March 31, 2026, compared to $3.9 million for the three months ended March 31, 2025, representing an increase of 31%.

The increase primarily reflects:

●	Salaries and benefits expense increased to $2.9 million for the three months ended March 31, 2026, from $2.4 million for the three months ended March 31, 2025, reflecting higher headcount supporting platform enhancements, new product development, and AI initiatives, including payroll associated with employees who joined the Company in connection with the Flyhomes asset acquisition.

Operating Loss

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Operating Loss	(3,440)	(5,209)	(34)%
Percentage of Total Revenues	(0.7)%	(1.5)%

Operating loss was $(3.4) million for the three months ended March 31, 2026, compared to $(5.2) million for the three months ended March 31, 2025. As a percentage of total revenues, operating loss improved to (0.7%) from (1.5%) in the prior year. The improvement primarily reflects strong revenue growth and operating leverage, partially offset by higher personnel and operating costs to support business growth.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	13

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Net Loss	$(3,458)	$(5,121)	(32)%
Add/(Deduct):
Depreciation and Amortization	575	379	52%
Tax Expense	44	-
EBITDA (i)	$(2,839)	$(4,742)	40%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

EBITDA was $(2.8) million for the three months ended March 31, 2026, compared to $(4.7) million for the three months ended March 31, 2025. The year-over-year improvement primarily reflects revenue growth and improved operating leverage, partially offset in part by higher personnel and technology-related operating expenses.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense, tax expense, finance expenses, depreciation and amortization expense, goodwill and intangible asset impairment, restructuring expenses, acquisition costs, and expenses incurred as part of the settlement agreement to resolve the Cwynar Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Management uses Adjusted EBITDA to evaluate core operating performance and scalability.

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Net Loss	$(3,458)	$(5,121)	(32)%
Add/(Deduct):
Finance Expenses, Net	86	34	153%
Depreciation and Amortization	575	379	52%
Stock-Based Compensation	17,001	12,707	34%
Intangible Asset Impairment	12	-
Restructuring Expenses	240	250	(4)%
Expenses Related to Litigation Settlement	96	27	260%
Acquisition Costs	312	-
Tax Expense	44	-
Adjusted EBITDA(i)	$14,908	8,276	80%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section of this MD&A.

Adjusted EBITDA increased to $14.9 million for the three months ended March 31, 2026, compared to $8.3 million for the three months ended March 31, 2025. The increase primarily reflects:

●	Revenue growth driven by a larger agent base and higher closed transaction volume.
●	Operating leverage as corporate infrastructure and technology scaled with revenue.
●	Changes in stock-based compensation, which are discussed in the section below.

Stock-Based Compensation

Stock-based compensation expense for the three months ended March 31, 2026 was $17.0 million compared to $12.7 million for the three months ended March 31, 2025. The increase was primarily attributable to participation in the Company’s agent stock purchase program, increased production-based equity incentives for agents, and higher equity compensation awarded to employees, partially offset by RSU forfeitures recognized during the quarter.

Stock-based compensation may continue to increase as the Company expands its agent network and equity-based incentive programs. However, stock-based compensation expense may fluctuate from period-to-period based on the volume and timing of awards, forfeitures, vesting schedules and changes in share price.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	14

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

The following table is presented in thousands:

	For the Three Months Ended
	March 31, 2026			March 31, 2025
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$—	$9,603	$9,603	$—	$7,942	$7,942
Marketing Expenses – Agent Stock-Based Compensation	44	4,327	4,371	69	3,046	3,115
Marketing Expenses – FTE Stock-Based Compensation	-	14	14	-	40	40
Research and Development – FTE Stock-Based Compensation	-	293	293	1	304	305
General and Administrative – FTE Stock-Based Compensation	107	2,613	2,720	253	1,052	1,305
Total Stock-Based Compensation	$151	$16,850	$17,001	$323	$12,384	$12,707

OUTSTANDING SHARE DATA

As of March 31, 2026, the Company had 213.5 million Common Shares issued and outstanding. In addition, 33.2 million Common Shares were reserved for issuance pursuant to outstanding RSUs and 10.4 million Common Shares were reserved for issuance pursuant to outstanding stock options.

As of April 30, 2026, the Company had 214.6 million Common Shares issued and outstanding. As of that date, 34.5 million RSUs were issued and outstanding, each of which will settle for one Common Share upon vesting, but may be settled in cash in certain circumstances in accordance with the equity plan under which the RSUs were issued.

As of April 30, 2026, the Company also had 10.2 million Common Share purchase options (“Options”) issued and outstanding, with exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to August 2035. Each Option is exercisable for one Common Share.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	15

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

BUSINESS SEGMENT INFORMATION

A breakdown of the interim condensed consolidated statements of comprehensive loss by business segment during the period, as well as a reconciliation from Net Loss to Adjusted EBITDA, is included below (in thousands). Further details regarding the Company’s operating segments are provided in Note 5 within the Financial Statements.

NORTH AMERICAN BROKERAGE

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Revenues	$462,562	$351,749	32%
Cost of sales	422,295	319,249	32%
Gross Profit	40,267	32,500	24%
Operating Expenses	42,180	35,401	19%
Operating Loss	(1,913)	(2,901)	(34)%
Net Loss	(1,899)	(2,790)	(32)%
Add/(Deduct)
Finance Income, Net	86	10	760%
Depreciation and Amortization	381	184	107%
Tax Expense	44	-
Stock-Based Compensation	16,796	12,485	35%
Restructuring Expense	205	-
Expenses Related to Litigation Settlement	96	27	256%
Acquisition Costs	312	-
Adjusted EBITDA	16,021	9,916	62%

Revenues for the North American Brokerage segment were $462.6 million for the three months ended March 31, 2026, an increase of 32% compared to $351.7 million for the three months ended March 31, 2025. The increase was driven by growth in productive agents and higher closed transaction volume, reflecting continued market share gains.

Operating expenses were $42.2 million for the three months ended March 31, 2026, compared to $35.4 million for the three months ended March 31, 2025, reflecting higher agent-related variable costs, including Revenue Share and agent stock-based compensation, as well as increased personnel and technology costs to support growth. Operating expenses in the period also included $0.2 million of restructuring expense related to organizational changes intended to improve operational efficiency.

The segment reported an operating loss of $(1.9) million for the three months ended March 31, 2026, compared to an operating loss of $(2.9) million for the three months ended March 31, 2025. The year-over-year improvement reflects revenue growth outpacing the increase in operating expenses, demonstrating improved operating leverage.

Adjusted EBITDA for the North American Brokerage Segment was $16.0 million for the three months ended March 31, 2026, compared to $9.9 million for the three months ended March 31, 2025, reflecting higher transaction volume and the scalability of the brokerage platform.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	16

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

ONE REAL TITLE

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Revenues	$1,259	$1,030	22%
Cost of sales	182	167	9%
Gross Profit	1,077	863	25%
Operating Expenses	1,855	2,288	(19)%
Operating Loss	(778)	(1,425)	(45)%
Net Loss	(777)	(1,446)	(46)%
Add/(Deduct)
Finance (Income) Expenses, Net	-	21	(100)%
Depreciation and Amortization	168	168	—%
Stock-Based Compensation	34	(4)	950%
Intangible Asset Impairment	12	-
Restructuring Expense	-	250	(100)%
Adjusted EBITDA	$(563)	$(1,011)	44%

Revenues for One Real Title were $1.3 million for the three months ended March 31, 2026, compared to $1.0 million for the three months ended March 31, 2025, representing an increase of 22%. Revenue growth was driven primarily by an increase in the number of transactions closed during the quarter, partially offset by a decline in revenue per transaction resulting from an increased mix of refinance and home equity line of credit transactions, which generally carry lower title and settlement fees than purchase transactions.

Operating expenses decreased to $1.9 million for the three months ended March 31, 2026, compared to $2.3 million for the three months ended March 31, 2025. The decrease reflects lower operating costs associated with the strategic transition to the state-based joint venture model, as well as the absence of $0.3 million of restructuring expense recognized in the prior year period.

The segment reported an operating loss of $(0.8) million for the three months ended March 31, 2026, compared to an operating loss of $(1.4) million for the three months ended March 31, 2025. The lower loss reflects higher gross profit and decreased operating expenses, including the absence of restructuring expense recognized in the prior year period.

Adjusted EBITDA was $(0.6) million for the three months ended March 31, 2026, compared to $(1.0) million for the three months ended March 31, 2025. The increase primarily reflects a lower operating loss during the period.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	17

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

ONE REAL MORTGAGE

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Revenues	$1,294	$1,076	20%
Cost of sales	806	577	40%
Gross Profit	488	499	(2)%
Operating Expenses	948	1,302	(27)%
Operating Loss	(460)	(803)	(43)%
Net Loss	(453)	(802)	(44)%
Add/(Deduct)
Depreciation and Amortization	26	27	(4)%
Stock-Based Compensation	116	225	(48)%
Restructuring Expense	35	-
Adjusted EBITDA	$(276)	$(550)	50%

Revenues for the One Real Mortgage segment were $1.3 million for the three months ended March 31, 2026, compared to $1.1 million for the three months ended March 31, 2025, representing an increase of 20%. Revenue growth was driven by the addition of productive loan officers to the platform and the launch of an inside sales team, which supported higher funded loan volume.

Operating expenses decreased to $0.9 million for the three months ended March 31, 2026, compared to $1.3 million for the three months ended March 31, 2025, reflecting lower operating costs, partially offset by certain one-time restructuring expenses.

The segment reported an operating loss of $(460) thousand for the three months ended March 31, 2026, compared to a loss of $(803) thousand for the three months ended March 31, 2025. The decrease in operating loss primarily reflects lower operating expenses and revenue growth.

Adjusted EBITDA improved to $(276) thousand for the three months ended March 31, 2026, compared to $(550) thousand for the three months ended March 31, 2025, reflecting revenue growth and expense management.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	18

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

REAL WALLET

	For the Three Months Ended
	March 31, 2026	March 31, 2025	% Change
Revenues	$436	$126	246%
Cost of sales	113	52	-
Gross Profit	323	74	336%
Operating Expenses	612	154	297%
Operating Loss	$(289)	$(80)	261%
Net Loss	$(329)	$(83)	296%
Add/(Deduct)
Finance (Income) Expenses, Net	-	3
Stock-Based Compensation	55	1
Adjusted EBITDA	$(274)	$(79)	(247)%

Revenues for Real Wallet were $436 thousand for the three months ended March 31, 2026, an increase from $126 thousand for the three months ended March 31, 2025. The increase reflects growth in agent held Real Wallet bank account deposits, which the Company earns interest income on, increased Real-branded debit card activity, which the Company earns interchange fees on, and expanded use of lines of credit which the Company earns interest and fee income on.

Operating expenses increased to $612 thousand for the three months ended March 31, 2026, compared to $154 thousand for the three months ended March 31, 2025. The increase primarily reflects higher personnel, legal, and professional costs associated with expanding the platform, including higher stock-based compensation expense.

The segment reported an operating loss of $289 thousand, for the three months ended March 31, 2026, compared to a loss of $80 thousand for the three months ended March 31, 2025. The higher operating loss primarily reflects increased operating expenses associated with scaling the business during the quarter, partially offset by higher revenue and gross profit.

Adjusted EBITDA loss was $274 thousand for the three months ended March 31, 2026, compared to an Adjusted EBITDA loss of $80 thousand for the three months ended March 31, 2025. The change reflects higher operating loss, partially offset by adjustments for stock-based compensation.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	19

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

REVENUE BY GEOGRAPHY

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Three Months Ended
	March 31, 2026	March 31, 2025
United States	$428,142	$320,492
Canada	37,409	33,489
Total revenue by region	$465,551	$353,981

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, trade receivables, financing receivables, available-for-sale (“AFS”) debt securities, accounts payable, and accrued liabilities. For instruments other than AFS debt securities, fair value approximates carrying value due to short-term maturities.

AFS debt securities, which are recorded at fair value and included in investments on the interim condensed consolidated balance sheets. The Company’s debt securities portfolio consists primarily of debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. These conditions, and their associated risks, are managed through periodic review and rebalancing of the Company’s investment portfolio.

Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2025	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gain (Loss)	Estimated Fair Value March 31, 2026
Fixed Income	$16,628	$42	$61	$74	$16,805
Investment Certificate	103	(4)	-	-	99
Total	$16,731	$38	$61	$74	$16,904

A breakdown of financial instruments as of March 31, 2026 is included below (in thousands):

	As of March 31, 2026
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Level 3	Total
Investments in Financial Assets	$16,830	$-	$16,830	$16,904	$-	$-	$16,904
Total Financial Assets Measured at Fair Value (FV)	$16,830	$-	$16,830	$16,904	$-	$-	$16,904

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	20

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2026, cash and cash equivalents and investments totaled $62.9 million, compared to $49.9 million as of December 31, 2025. Cash and cash equivalents consist of cash held in bank accounts and amounts held in investment accounts primarily consist of money market instruments and short-term debt securities.

The Company’s operations are conducted primarily in the United States and Canada. Assets held in other jurisdictions, including Israel and India, are not material and primarily relate to employees providing services to support North American operations, including cash in the bank, prepaid subscriptions, computers and hardware. Cash balances held outside North America are not significant and do not materially restrict the Company’s liquidity.

Cash Flows

●	Operating Activities. Cash flows generated by operating activities were $23.3 million for the three months ended March 31, 2026, compared to $16.0 million for the three months ended March 31, 2025. The increase was driven primarily by improved operating results. Operating cash flow was also favorably impacted by non-cash stock-based compensation expense of $17.0 million.

●	Investing Activities. Cash flows used in investing activities were $0.3 million for the three months ended March 31, 2026, primarily reflecting net purchase of financial assets of $0.1 million and fixed asset purchases of $0.2 million.

●	Financing Activities. Cash flows provided by financing activities were $0.1 million for the three months ended March 31, 2026, primarily reflecting proceeds of $0.1 million from the exercise of stock options.

Capital Resources

The Company believes that its existing cash and cash equivalents, investments, and cash flows expected to be generated from operations will be sufficient to meet its short-term and ongoing operating requirements.

Future capital requirements may be affected by factors such as continued investment in technology, growth initiatives, market conditions and potential mergers and acquisitions. To support these activities the Company may seek to obtain additional funding, including through equity or debt financing, if appropriate.

The following table presents liquidity (in thousands):

	For the Period Ended
	March 31, 2026	December 31, 2025
Cash and Cash Equivalents	$46,016	$33,213
Investment in Financial Assets	16,904	16,731
Total Liquidity [i]	$62,920	$49,944

[i] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Company holds no debt obligations.

Other than working capital liabilities, the Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

The Company expects to meet its obligations and commitments as they become due through existing cash balances and cash flows from operations.

Capital Management Framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds its operations and business strategies and builds long-term shareholder value.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	21

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the three months ended March 31, 2026.

Balance Sheet overview (in thousands):

	As of
	March 31, 2026	December 31, 2025
ASSETS
Current Assets	$136,704	$105,764
Non-Current Assets	20,204	21,097
TOTAL ASSETS	$156,908	$126,861

LIABILITIES
Current Liabilities	91,318	75,266
Non-Current Liabilities	10	10
TOTAL LIABILITIES	91,328	75,276
TOTAL EQUITY	65,580	51,585
TOTAL LIABILITIES AND EQUITY	$156,908	$126,861

Assets overview by geographical region (in thousands):

	As of March 31, 2026
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$3,361	$136	$323	$42,196	$46,016
Restricted Cash	25,530	-	-	11,275	36,805
Investment in Financial Assets	94	-	-	16,810	16,904
Trade Receivables	4,830	-	-	20,355	25,185
Other Receivables	-	101	-	-	101
Short-Term Financing Receivables, Net	3,439	-	-	5,569	9,008
Prepaid Expenses and Deposits	93	-	430	2,162	2,685
TOTAL CURRENT ASSETS	$37,347	$237	$753	$98,367	$136,704
LONG-LIVED ASSETS
Intangible Assets	-	-	-	3,812	3,812
Goodwill	-	-	-	8,993	8,993
Property and Equipment	9	10	259	2,173	2,451
TOTAL LONG-LIVED ASSETS	$9	$10	$259	$14,978	$15,256

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	22

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

	As of December 31, 2025
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,632	$69	$81	$30,431	$33,213
Restricted Cash	18,039	-	-	8,299	26,338
Investment in Financial Assets	94	-	-	16,637	16,731
Trade Receivables	4,186	-	-	15,984	20,170
Other Receivables	-	99	-	-	99
Short-Term Financing Receivables, Net	2,784			3,447	6,231
Prepaid Expenses and Deposits	45	-	405	2,532	2,982
TOTAL CURRENT ASSETS	$27,780	$168	$486	$77,330	$105,764
LONG-LIVED ASSETS
Intangible Assets	-	-	-	4,157	4,157
Goodwill	-	-	-	8,993	8,993
Property and Equipment	10	10	208	2,227	2,455
TOTAL LONG-LIVED ASSETS	$10	$10	$208	$15,377	$15,605

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For further details on the Company’s business and strategy, see “Critical Accounting Policies and Estimates” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. There have been no material changes to our critical accounting policies and estimates for the three months ended March 31, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F.

ACCOUNTING POLICY DEVELOPMENT

Recently Adopted Accounting Pronouncements

The FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company adopted the practical expedient in ASU 2025-05 during the three months ended March 31, 2026, and there was no impact on the Company’s interim condensed consolidated financial statements.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	23

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of March 31, 2026.

Changes in Internal Control Over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended March 31, 2026 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Marketing Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the Company’s equity-settled stock-based compensation plans (see Note 7.A of the Financial Statements). The Company makes certain payments to one of its directors for services provided in the director’s capacity as a real estate agent. Such payments include commissions, revenue sharing, and equity-based awards, which are recorded within cost of sales and marketing expenses (see Note 16 of the Financial Statements).

RECENT DEVELOPMENTS

Acquisition of RE/MAX Holdings, Inc.

On April 26, 2026, the Company entered into a definitive agreement to acquire RE/MAX Holdings, Inc, the parent company of RE/MAX, LLC. Under the terms of the agreement, which has been approved by the boards of directors of both companies, the parties will form a new holding company called Real REMAX Group. Refer to Note 17 of the Financial Statements for further description of the transaction details, of which Note 17 is hereby incorporated by reference.

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Tamir Poleg, Chairman and Chief Executive Officer of the Company, and Guy Gamzu, a member of the Board of Directors of the Company, had previously entered into 10b5-1 trading plans (“Plans”), which are intended to satisfy the affirmative defense of Rule 10b5-1(c). On April 26, 2026, the Company entered into a definitive agreement to acquire RE/MAX Holdings, Inc., and, in connection with the agreement, Mr. Poleg and Mr. Gamzu entered into a voting agreement where they agreed to vote their shares in favor of the transaction at the shareholder meeting. As a result, on April 28, 2026, each of Mr. Poleg and Mr. Gamzu terminated his Rule 10b5-1 trading plan prior to its scheduled expiration.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	24

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

CORPORATE INFORMATION

The Real Brokerage Inc. was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

Common Shares are listed and traded on the Nasdaq under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada. The Company qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2025, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

The Real Brokerage Inc.	MD&A | Three Months Ended March 31, 2026	25